Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Portrait Innovations Holding Company
We consent to the use of our report dated June 29, 2010, except as to note 2(u), which is as of October 1, 2010 and to the reference to our firm under the heading “Experts” in the prospectus.
As discussed in the Notes 2(l) and 2(t) to the consolidated financial statements, the Company has changed its method of accounting for uncertain tax positions effective January 29, 2007, due to the adoption of Accounting Standards Codification (ASC) Subtopic 740-10, and the Company has changed its method of accounting for fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis, due to the adoption of ASC Topic 820, effective February 2, 2009.
/s/ KPMG LLP
Charlotte, North Carolina
October 1, 2010